UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2005

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Transition Period From              To

Commission File No. 0-22759

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BANK OF THE OZARKS, INC.

401(k) RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BANK OF THE OZARKS, INC.

12615 Chenal Parkway

Little Rock, AR 72211

Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan

Form 11-K

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrative Committee

Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan

Little Rock, Arkansas

We have audited the accompanying statement of net assets available for benefits of Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2005 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005, and the changes in its net assets available for benefits for the year ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2005 financial statements taken as a whole.

/s/ Crowe Chizek and Company LLC

Brentwood, Tennessee

June 27, 2006

Report of Independent Registered Public Accounting Firm

The Plan Administrative Committee of

Bank of the Ozarks, Inc. 401(k)

    Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2004. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Dallas, Texas

June 3, 2005

Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2005	2004
Assets
Cash	$118,957	$—
Investments	37,037,058	33,282,831
Receivables:
Dividend and interest income	—	31,516
Employer contributions	16,862	140,885
Participant contributions	48,098	37,766

Total assets	37,220,975	33,492,998

Liabilities
Due to broker	—	29,446
Excess contributions payable	—	2,713
Other	5,610	5,355

Total liabilities	5,610	37,514

Net assets available for benefits	$37,215,365	$33,455,484

See accompanying notes to financial statements.

Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2005
Additions
Investment income:
Net appreciation in fair value of investments	$2,434,845
Interest and dividends	574,075

3,008,920
Contributions:
Employer	464,338
Participant	1,283,922
Rollover	290,743

Total contributions	2,039,003

Total additions	5,047,923

Deductions
Benefits payments	1,270,829
Administrative expenses	17,213

Total deductions	1,288,042

Net increase	3,759,881
Net assets available for benefits, at beginning of year	33,455,484

Net assets available for benefits, at end of year	$37,215,365

See accompanying notes to financial statements.

Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004

1. Description of the Plan

The following brief description of the Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of Bank of the Ozarks, Inc. (the “Employer”), except leased employees and independent contractors. Employer includes any corporation into which it may be merged or consolidated, or any corporation that may hereafter accept and adopt the terms of this Plan with approval of the Board of Directors of Bank of the Ozarks, Inc. Employer also includes any corporation which is a member of a controlled group of corporations and all trades or businesses which are under common control, provided, however, that service with an incorporated or unincorporated employer which has not expressly adopted this Plan shall not give employees of such employers the right to share in any contributions made by employers which have expressly adopted this Plan. Employees become eligible to participate in the Plan after completing an hour of service for the Employer. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

Participants may elect to defer a percentage of their eligible pretax compensation, or any other dollar amount as allowed by the Internal Revenue Code (the “Code”), by means of regular payroll deductions. For each Plan year, the Employer shall contribute to the Plan an amount equal to such percentage of the elective deferrals made by the participants as the Employer in its discretion shall determine. The Employer’s matching contribution for 2005 was equal to 50% of a participant’s elective deferrals up to 6% of the participant’s eligible compensation. Participants may direct contributions to any of the investment options selected by the Plan’s administrative committee.

The Employer may also make a discretionary Employer profit sharing and/or Employer Employee Stock Option Plan (“ESOP”) contribution to those participants employed on the last day of the Plan year who have worked 501 hours during the Plan year. A participant does not have to make elective deferrals in order to receive a discretionary contribution. The amount of the discretionary contribution is set by the Employer each year, and it is allocated based on the relationship of the participant’s compensation to the total compensation for all participants. No discretionary contributions were made for the year ended December 31, 2005. At both December 31, 2005 and 2004, all ESOP shares were allocated to participant accounts and are participant directed.

Vesting

Participants are immediately vested in their elective deferrals plus actual earnings thereon. Vesting in the Employer’s matching and discretionary contributions is based on years of service, and participants become fully vested after six years of credited service based on a graduated vesting schedule, or in the event of retirement, disability or death.

Participant Accounts

Each participant’s account is credited with the participant’s elective deferrals and allocations of (i) the Employer’s matching and discretionary contributions and (ii) Plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Forfeitures of Employer matching contributions will be applied towards satisfying future Employer matching contributions. All forfeitures from profit sharing and ESOP contributions will be allocated in the same manner as the Employer profit sharing and ESOP contributions are allocated. At December 31, 2005 and 2004, forfeitures of $28,400 and $3,800, respectively, were available to satisfy future Employer matching contributions.

Payment of Benefit

Upon termination of service, death, disability, or reaching normal retirement age, a participant may receive a lump-sum amount equal to the vested value of his or her account, except for the portion attributable to ESOP contributions. Unless a participant elects otherwise, all ESOP distributions must be made in equal periodic payments, not less frequently than annually, over a period not exceeding the greater of (i) five years or (ii) in the case of an account distribution in excess of $500,000, five years plus one additional year (not to exceed five) for each $100,000 by which the account balance exceeds $500,000. However, if a participant elects not to receive his or her benefits in this manner, the distribution may be made in one of the following three methods: (i) payment in a lump sum, (ii) payment in installments over a certain period which does not exceed the lesser of ten years or the life expectancy of the participant, or (iii) a combination of (i) and (ii). The Employer has the option of paying ESOP distributions either in the form of cash or in the form of Employer stock.

Administrative Expenses

Recordkeeping fees incurred in connection with the operation of the Plan are borne by the participants. All other administrative fees are paid by the Employer.

Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provision of ERISA. In the event of Plan termination, all participants will become fully vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting. Benefit payments are recorded when paid.

Investment Valuation and Income Recognition

Investments are valued at fair value. Shares of registered investment companies are valued at published market prices, which represent the net asset values of shares held by the Plan at year-end. Common stock is valued at the last reported sales price on the last business day of the Plan year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

Effective October 2005, the Plan’s administrative committee appointed Federated Retirement Plan Services, a subsidiary of Federated Investors Trust Company, to serve as trustee and custodian of the Plan. Effective December 2005, FASCore, Inc. serves as recordkeeper of the Plan. Prior to October 2005, Bank of the Ozarks Trust Services Division served as the trustee of the Plan, while SunGard Asset Management Systems, Inc. served as Plan custodian and Epic Advisors served as the Plan’s recordkeeper.

The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31 is as follows:

2005
Federated Investors Capital Preservation Fund	$2,116,796
Bank of the Ozarks, Inc. common stock – 839,316 shares	30,970,756

2004
SEI Stable Asset Value Fund	$1,785,048
Bank of the Ozarks, Inc. common stock – 793,054 shares	26,987,627

During 2005, the Plan’s investments (including investments purchased and sold as well as held during the year) appreciated in fair value as determined by published market prices on December 31, 2005, as follows:

Registered investment companies	$56,216
Bank of the Ozarks, Inc. common stock	2,378,629

$2,434,845

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

4. Income Tax Status

The Plan has received determination letters from the Internal Revenue Service (the “IRS”) dated September 27, 2000 and October 9, 2001, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan has been restated and amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. At December 31, 2005, the Plan Administrators believe the Plan is currently designed and is being operated in accordance with the Code. In the event it is determined that the Plan is not operating in compliance with the Code, the Employer will take the necessary steps to bring the Plan’s operations into compliance.

5. Party-In-Interest Transactions

A substantial portion of the Plan’s assets are invested in shares of the Employer’s common stock. During 2005, cash dividends paid on such shares totaled $293,500. Because the Employer is the Plan Sponsor, the transactions involving shares of the Employer’s common stock qualify as party-in-interest transactions. The Plan also has assets invested in Federated Investors mutual funds and collective investment funds. Because Federated Retirement Plan Services serves as trustee and custodian of the Plan, the transactions involving shares of the Federated Investors mutual funds and collective investment funds also qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules.

Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan

Schedule H; Line 4i – Schedule of Assets (Held at End of Year)

EIN: 71-0556208, Plan No. 002

December 31, 2005

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
		Mutual Funds
	American Funds	EuroPacific Growth Fund	$71,946
	Oppenheimer Funds	Global Fund	543,875
	Baron Funds	Small Cap Fund	457,903
	Janus	Advisor Small Company Value Fund	30,435
*	Federated Investors	Kaufmann Fund	327,049
	Lord Abbott	Mid-Cap Value Fund	884,428
	American Funds	Growth Fund	323,391
	Davis Funds	New York Venture Fund	506,578
*	Federated Investors	Max-Cap Index Fund	168,750
	MFS Funds	Strategic Value Fund	140,323
*	Federated Investors	Total Return Government Fund	342,177
*	Federated Investors	Total Return Bond Fund	152,651

			3,949,506
		Collective Investment Funds
*	Federated Investors	Capital Preservation Fund	2,116,796

		Common Stock
*	Bank of the Ozarks, Inc.	839,316 Shares	30,970,756

			$37,037,058

*	Indicates party-in-interest to the Plan.

Column (d) is not applicable as all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan

Date: June 28, 2006	By:	/s/ Paul Moore
Paul Moore
Chief Financial Officer and
Chief Accounting Officer

EXHIBIT INDEX

Exhibit Number	Seq. Description
23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Independent Registered Public Accounting Firm